

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

May 16, 2008

Richard Leza
2090 Liliano Drive
Sierra Madre, CA 91024

RE: Rackable Systems, Inc.
Definitive additional soliciting materials
Filed May 12, 2008
File No. 0-51333

Dear Mr. Leza:

We have reviewed the above-referenced filings and have the following comments.

General

1.   Several statements in your letter to shareholders concerning Rackable's
solicitations implicate Note (b) to Rule 14a-9. Please avoid issuing statements in
your soliciting materials that directly or indirectly impugn the character, integrity
or personal reputation or make charges of illegal, improper or immoral conduct
without factual foundation. Please provide the staff with a reasonable factual
foundation for such statements, or refrain from making such statements in the
future. We note the following examples of statements appearing in your letter to
shareholders that you should avoid in future communications without reasonable
factual support:

- "Don't be fooled or misled by this board and management team!"
- "We leave it up to shareholders to decide for themselves whether this Board
  and Management Team are being truthful and straightforward…."
- "Again, we ask shareholders whether they believe this is an honest and
  credible Board."
- We believe shareholders are being legally misled . . . .
- We wonder if [General Hagee and Mr. King] even understand all of these
  issues. . . .

2.   Refer to the statement in your letter that reads: "What else can we find that, in our opinion, shows a compensation structure materially different then [sic] the one we believe the Board and Management Team are trying to have shareholders believe exists?" It does not appear that you can provide reasonable factual support for this assertion about the state of mind of the Board members and Management Team. Please advise or avoid this type of statement in future soliciting materials. Note that including the phrase "in our opinion" does not sufficiently address our concerns.

        Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

        Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3345.

                                Sincerely,

                                Michael Pressman
                                Special Counsel
                                Office of Mergers and Acquisitions